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                                                                      EXHIBIT 17

                                   AMENDMENT
                         UNITED STATIONERS PENSION PLAN


     WHEREAS, United Stationers, Inc., a Delaware corporation (hereinafter referred to as the "Company") adopted the United Stationers Pension Plan (hereinafter referred to as the "Plan"), and reserved the right therein to amend the Plan; and

     WHEREAS, the Company now desires to amend the Plan;

     NOW, THEREFORE, the Company hereby amends the Plan as follows, effective September 1, 1986.

1.  Section 2.3(j) of the Plan shall be and read as follows:

     (j) Actuarial (or Actuarially) Equivalent: Equality in value of the aggregate amounts expected to be received under different forms of payment, based upon interest rates and tables, and factors approved by the Committee and set forth in Appendix A attached hereto; provided that in the event a Change in Control has occurred, the Committee shall not approve any amendment to the interest rates and tables, and factors as approved by the Committee and set forth in Appendix A immediately prior to the Change in Control, and Appendix A shall not thereafter be amended, whether by the Committee or by an amendment to this Plan, if such amendment would result in lump sum options under the Plan smaller than the lump sum options that would be determined using such interest rates and tables, and other factors as were in effect immediately prior to the Change in Control, and no such amendment to Appendix A or to the Plan shall be effective.